U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )


                            PHOENIX MEDIA GROUP, LTD.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   719094-10-4
                                 (CUSIP Number)

                           Michael Meservy, President
                            Phoenix Media Group, Ltd.
                           290 East Verdugo, Suite 207
                                Burbank, CA 91502
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                  May 29, 2003
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13C, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [ ].

1. Names of Reporting Persons. S.S or I.R.S. Identification Nos. of Above Persons (entities only): Jon Richard Marple

2.  Check  the  Appropriate  Box if a  Member  of a  Group  (See  Instructions):
    (a)________________________________________________________________
    (b)________________________________________________________________

3.  SEC Use Only:

4.  Source of Funds (See Instructions): PF, OO

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

6.  Citizenship or Place of Organization: United States


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Number of Shares Beneficially Owned by Each Reporting Person With:

7. Sole Voting Power: 600,000

8. Shared Voting Power: 0

9. Sole Dispositive Power: 600,000

10. Shared Dispositive Power: 0

11. Aggregate Amount  Beneficially  Owned by the Reporting  Persons  (combined):
600,000

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares: _______

13. Percent of Class Represented by Amount in Row (11): 6.60%

14. Type of Reporting Person: IN

ITEM 1.           SECURITY AND ISSUER.

Phoenix Media Group, Ltd.
Common Stock, $0.001 par value
290 East Verdugo, Suite 207
Burbank, CA  91502

ITEM 2.           IDENTITY AND BACKGROUND.

(a) Jon Richard Marple.

(b) 9 Mesa Lane, Colorado Springs, Colorado 80906.

(c) Consultant.

(d) No.

(e) No.

(f) Citizenship: United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On May 29, 2003, the Issuer issued 500,000 restricted shares of common stock to pay Mr. Marple for consulting services valued at $5,000 ($0.01 per share). On this date, Mr. Marple also purchased 100,000 restricted shares from Ronald Irwin, then the President of the Issuer, for a total purchase price of $1,500 ($0.015 per share).

ITEM 4.  PURPOSE OF TRANSACTION.

See Item 3 above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) 600,000 shares owned by Jon Richard Marple. This amount represents 6.6% of the outstanding shares.

(b) Jon Richard Marple has sole voting power with respect to all 600,000 shares reported.

(c) Transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less.

(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

None.

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the above information set forth in this statement is true, complete and correct.

Date: June 6, 2003                                    JON RICHARD MARPLE


                                                     /s/ Jon Richard Marple
                                                    ________________________